EXHIBIT 21.1

Subsidiaries of the Registrant as of December 31, 2023
1.	DB&T Community Development Corp., a community development company with a primary purpose of partnering in low-income housing and historic rehabilitation projects

2.	HTLF Bank, a Colorado state bank with its main office located in Denver, Colorado

3.	Heartland Financial Statutory Trust IV

4.	Heartland Financial Statutory Trust V

5.	Heartland Financial Statutory Trust VI

6.	Heartland Financial Statutory Trust VII

7.	Morrill & Janes Statutory Trust I

8.	Morrill & Janes Statutory Trust II

9.	Sheboygan Statutory Trust I

10.	CBNM Capital Trust I

11.	Citywide Capital Trust III

12.	Citywide Capital Trust IV

13.	Citywide Capital Trust V

14.	OCGI Statutory Trust III

15.	OCGI Capital Trust IV

16..	BVBC Capital Trust II

17.	BVBC Capital Trust III

18.	Heartland Community Development Inc., a property management company with a primary purpose of holding and managing nonperforming assets